

February 5, 2015

Via E-mail
Mark Gilreath
President and Chief Executive Officer
ECPM Holdings, LLC
11810 Wills Road
Alpharetta, Georgia 30009

    Re: ECPM Holdings, LLC
           Draft Registration Statement on Form S-1
           Submitted January 9, 2015
           CIK No. 0001623919

Dear Mr. Gilreath:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please revise to clarify that the clinical results you cite relate to a study sponsored and funded by you. Also revise to clarify how many of the 2,500 GI departments you serve purchased your Fuse system and how many purchased only other products, such as infection control products.

2.   Please provide us copies of the clinical studies cited in your document.

3.   Please disclose the amount of your net losses for each of the last two fiscal years and for the nine months ended September 30, 2014. Also, disclose your accumulated deficit as of September 30, 2014.

Emerging growth company status, page 7

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 12

5.   We note the "controlling influence" referenced on page 50. Please provide us your analysis as to whether you will be a "controlled company" under exchange rules and, if so, whether that status creates material risks. Also revise your disclosure beginning on page 125, as appropriate.

We only recently began commercializing our Fuse system, page 13

6.   Please reconcile your disclosure here about competitors offering "broader lines of products" with your disclosure on page 111 that the market you serve is "fragmented" and you are the "only company exclusively focused on servicing the entire GI procedural cycle."

Use of Proceeds, page 57

7.   Please disclose the approximate amount of proceeds that you currently intend for each of the purposes mentioned in the bullet points in this section. Also, if the proceeds of this offering would not provide sufficient funds to complete the plans that you have disclosed, please provide the disclosure required by Instruction 3 to Regulation S-K Item 504.

Capitalization, page 61

8.   Please include footnote disclosure identifying the pro forma adjustments along with an explanation of how each adjustment was determined. In addition, please disclose the number of common shares that will result from the conversion of each Class of members' equity.

Dilution, page 63

9.   Please disclose how the numbers and percentages in the second table would change assuming the exercise of all outstanding warrants and options.

Results of Operations, page 73

10.   Please revise to quantify the impact of the introduction and commercialization of Fuse® on net revenues and cost of revenues each period.

11.   Where you attribute changes in cost of revenue to changes in "product mix," please revise to clarify how mix changed as compared to the prior period.

Liquidity and capital resources, page 79

12.   Given the historical amounts of cash used in operations and expected "substantial expenditures" mentioned on page 80, please clarify how you determined that you will have sufficient liquidity through 2016, even after receiving the proceeds of this offering.

Stock-based compensation, page 84

13.   Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your Incentive Options issued during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference. In this regard, please also tell us how the exercise price of the Incentive Units relates to the expected pricing range of your common stock. Please describe how the conversion of members' capital impacts the valuation methodology and pricing.

14.   We note the discussion that subsequent to the completion of this offering, you expect to incur charges of approximately $5.7 million related to unrecognized stock based compensation. Please describe for us the underlying equity awards and the accounting basis for these stock based compensation charges.

Our GI-dedicated pathology lab provides an enhanced value proposition, page 96

15.   We note the "value proposition" of your laboratory. Please revise to clarify whether your GI customers are required or incentivized to utilize your pathology lab.

Other studies, page 100

16.   Please file the consents of Dr. Hassan, the "GI specialists" and "researchers in Greece." See Rule 436 of Regulation C.

Hassan economic study, page 101

17.   Please expand the disclosure in the first paragraph of this section to explain the phrase "Markov model."

Our products and services, page 103

18.   Please revise to disclose the information required by Regulation S-K Item 101(c)(1)(i).

Principal Stockholders, page 148

19.   Please identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by each entity listed in the table.

Certain Relationships and Related Party Transactions, page 154

20.   Please disclose the information required by Regulation S-K Item 404 with respect to the transactions mentioned on page II-3 and "member distributions" noted on pages F-5 and 6. Also revise to disclose each affiliate's interest in the corporate conversion and related issuance of common stock, warrants and options, as noted on page 151.

21.   With a view toward clarified disclosure, please tell us the purpose of the prohibition in the penultimate sentence on this page.

Lock-up agreements, page 163

22.   Please disclose the number of shares covered by the lock-up agreements. Please also file that agreement as an exhibit.

Financial Statements

 (i) Revenue Recognition, page F-9

23.   We note disclosure throughout the filing that your products are sold by distributors in 25 countries. Please revise to clarify the general terms of your sales agreements with distributors, including shipping terms, price protection and rights or return and clarify the impact these terms have on revenue recognition. Please also clarify your policy for warranty rights on sales.

 (h) Goodwill Valuation, page F-9

24.   We note your disclosure on page F-9 that you review goodwill for impairment as of December 31 of each year. We also see your disclosure on page F-33 that you review goodwill for impairment as of September 30 of each year. Please clarify the date that you perform you goodwill impairment test each year and whether you have change the date of this test. We refer to the requirements of FASB ASC 350-20-35-30.

Note 5 – Acquisitions, page F-15

25.   We see that on January 4, 2013, you acquired 100% of the voting interest in Peer Medical Ltd. through the issuance of approximately 2.8 million Class C Units. Please revise to disclose how you determined the $40 million value of the 2.8 million Class C Units. In this regard, please also clarify if the transaction was considered at arms-length and that no related parties were involved.

26.   Please revise to disclose how you determined the amounts assigned to separately identified intangible assets acquired on page F-16.

Note 12 – Redeemable Preferred Stock and Members' Capital

Redeemable Members' Capital, page F-20

27.   We note the disclosure that the payments of dividends and other distributions, including the distribution of assets upon liquidation are allocated among the Classes of members' capital in a ratio that does not represent the number of Units outstanding. Please revise to describe the conversion ratio of the Units at the time of the offering and disclose how this allocation was determined. Please also revise the footnotes to the pro forma net loss per share presentation on page 11 to disclose the conversion rates of each Class.

(e) Incentive Units, page F-23

28.   We note the statement that it is not probable that the performance condition of Incentive Units will be satisfied and therefore you have not recorded any stock-based compensation. Please revise the filing to clearly describe the performance conditions of all Incentive Units.

Note 17 – Segment and Geographic Information, page F-27

29.   Please revise the disclosure of Long-lived assets to comply with FASB ASC 280-10-50-41(b). We note that deferred tax assets located in the entity's country of domicile and located in all foreign countries in total in which the entity holds assets should be excluded. In addition, if the assets in an individual foreign country are material, they should be separately disclosed.

Exhibits

30.   We note that you have included a footnote to the exhibit index that mentions a confidential treatment request with respect to certain portions of "this exhibit." However, you have not indicated which exhibit is the subject of the confidential treatment request. Please advise or revise.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Keith M. Townsend